Filed by Champion International Corporation
                Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rule 14a-12
                               of the Securities Exchange Act of 1934

                  Subject Company: Champion International Corporation
                                       Commission File No.: 001-03053


CHAMPION INTERNATIONAL CORPORATION AND INTERNATIONAL PAPER COMPANY
AGREE TO MERGE; SHAREHOLDERS TO RECEIVE $ 75 PER SHARE IN CASH AND STOCK

      STAMFORD, Conn.--(BUSINESS WIRE)--May 12, 2000--Champion International Corporation (NYSE:CHA) announced today that its board of directors has accepted an offer from International Paper Company of $75 per share for all outstanding shares of Champion common stock. The company signed a merger agreement with International Paper after a meeting of its board on Friday evening.

      The agreement provides for an exchange offer in which Champion shareholders will receive $75 per share, two-thirds in cash and one-third in International Paper stock. However, if International Paper common stock is trading at less than $34 per share at the time of the merger, the share portion of the price will be converted into International Paper shares at a rate of 0.7353 International Paper shares for each Champion share.

      Richard E. Olson, Champion's chairman and chief executive officer, said, "This merger agreement with International Paper recognizes the value of Champion's assets and its excellent workforce. We have met the objectives of our shareholders and during the coming weeks we will be working hard to make the integration of Champion into International Paper one that will be good for our customers and our employees."

      The company said that it expects the merger to be completed mid-year.

      CONTACT:    Champion International Corporation, Stamford
                  Media: Gael Doar, 203/358-7900
                  Investor Relations: Tom Hart, 203/358-7291
                  Web site: http://www.championinternational.com
                            ------------------------------------


INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE EXCHANGE OFFER REFERENCED ABOVE, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CHAMPION INTERNATIONAL CORPORATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CHAMPION INTERNATIONAL CORPORATION WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CHAMPION INTERNATIONAL CORPORATION BY DIRECTING SUCH REQUEST TO: CHAMPION INTERNATIONAL CORPORATION, ONE CHAMPION PLAZA, STAMFORD, CONNECTICUT, 06921, ATTENTION:
TOM HART, TELEPHONE: (203)358-7000.